1 Filed by Alcoa Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Alcan Inc. Commission File No: 001-03677

Forward-Looking Statements
Certain statements and assumptions in this communication contain or are based on "forward-looking“ information and involve risks and uncertainties. Forward-looking statements may be identified by their use of words like "anticipates," "believes,"
"estimates," "expects," "hopes," "targets," "should," "will," "will likely result," "forecast," "outlook," "projects" or other words of similar meaning. Such forward-looking information includes, without limitation, the statements as to the impact of the proposed acquisition on revenues, costs and earnings.  Such forward looking statements are subject to numerous assumptions, uncertainties and risks, many of which are outside of Alcoa's control.  Accordingly, actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this communication. These risks and uncertainties include Alcoa's ability to successfully integrate the operations of Alcan; the outcome of contingencies including litigation, environmental remediation, divestitures of businesses, and anticipated costs of capital investments; general business and economic conditions; interest rates; the supply and demand for, deliveries of, and the prices and price volatility of primary aluminum, fabricated aluminum, and alumina produced by Alcoa and Alcan; the timing of the receipt of regulatory and governmental approvals necessary to complete the acquisition of Alcan and any undertakings agreed to in connection with the receipt of such regulatory and governmental approvals; the timing of receipt of regulatory and governmental approvals for Alcoa's and Alcan's development projects and other operations; the availability of financing to refinance indebtedness incurred in connection with the acquisition of Alcan on reasonable terms; the availability of financing for Alcoa's and Alcan's development projects on reasonable terms; Alcoa's and
Alcan's respective costs of production and their respective production and productivity levels, as well as those of their competitors; energy costs; Alcoa's and Alcan's ability to secure adequate transportation for their respective products, to procure mining equipment and operating supplies in sufficient quantities and on a timely basis, and to attract and retain skilled staff; the impact of changes in foreign currency exchange rates on Alcoa's and Alcan's costs and results, particularly the Canadian dollar, Euro, and Australian dollar, may affect profitability as some important raw materials are purchased in other currencies, while products generally are sold in U.S. dollars; engineering and construction timetables and capital costs for Alcoa‘s and Alcan's development and expansion projects; market competition; tax benefits and tax rates; the outcome of negotiations with key customers; the resolution of environmental and other proceedings or disputes; and Alcoa's and Alcan's ongoing relations with their respective employees and with their respective business partners and joint venturers.

Forward-Looking Statements
Additional risks, uncertainties and other factors affecting forward looking statements include, but are not limited to, the following:
•Alcoa is, and the combined company will be, subject to cyclical fluctuations in London Metal Exchange primary aluminum prices, economic and business conditions generally, and aluminum end-use markets;
•Alcoa's operations consume, and the combined company's operations will consume, substantial amounts of energy, and profitability may decline if energy costs rise or if energy supplies are interrupted;
•The profitability of Alcoa and/or the combined company could be adversely affected by increases in the cost of raw materials;
•Union disputes and other employee relations issues could adversely affect Alcoa's and/or the combined company's financial results;
•Alcoa and/or the combined company may not be able to successfully implement its growth strategy;
•Alcoa's operations are, and the combined company's operations will be, exposed to business and operational risks, changes in conditions and events beyond its control in the countries in which it operates;
•Alcoa is, and the combined company will be, exposed to fluctuations in foreign currency exchange rates and interest rates, as well as inflation and other economic factors in the countries in which it operates;
•Alcoa faces, and the combined company will face, significant price competition from other aluminum producers and end-use markets for
Alcoa products that are highly competitive;
•Alcoa and/or the combined company could be adversely affected by changes in the business or financial condition of a significant custo mer or customers;
•Alcoa and/or the combined company may not be able to successfully implement its productivity and cost-reduction initiatives;
•Alcoa and/or the combined company may not be able to successfully develop and implement new technology initiatives;
•Alcoa is, and the combined company will be, subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates and may be exposed to substantial costs and liabilities associated with such laws;
•Alcoa’s smelting operations are expected to be affected by various regulations concerning greenhouse gas emissions;
•Alcoa and the combined company may be exposed to significant legal proceedings, investigations or changes in law; and
•Unexpected events may increase Alcoa's and/or the combined company's cost of doing business or disrupt Alcoa's and/or the combined company's operations.
See also the risk factors disclosed in Alcoa's Annual Report on Form 10-K for the fiscal year ended December 31, 2006. Readers are cautioned not to put undue reliance on forward-looking statements. Alcoa disclaims any intent or obligation to update these forward-
looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable law.

Alcoa’s Commitment to Canada Shared History, Shared Values, One Future

A Winning Strategic Combination
Creates a premier fully integrated aluminum company
Enhanced cash flow and $1 billion in annual synergies
Significant scale to compete in a changing environment
Optimized portfolio of upstream assets
Enhanced capacity for growth
Strong technology, operations and talent
Shared values and commitment to sustainability

ALCOA

LOWER BAY
UPPER BAY
1910
SHAWINIGAN FALLS WORKS
POWER AND LIGHTING CIRCUITS
D-1003
THE PITTSBURG REDUCTION COMPA
SHAWINIGAN FALLS WORK
PLAN SHOWING LOCATI
OF BUILDINGS AND TRACK

Arvida Bldg. No. 4 Potroom - 1928

Alcoa leaders at Arvida - ca. 1930

Shipshaw #1 Power House - 1932

6 Shared History

Deeply Committed to Canada Today
1,400 kMT
7%
1,400 kMT
24%
-
-
Alumina Capacity
Canada % of Total Company
$769
19%
$371
21%
$398
18%
Income from Continuing Ops
Canada % of Total Company
2,773 kMT
35%
1,774 kMT
51%
999 kMT
23%
Aluminum Capacity
Canada % of Total Company
16,100
9%
11,000
17%
5,100
4%
Employees
Canada % of Total Company
$8,555
12%
$5,451
17%
$3,104
10%
Total Revenue
Canada % of Total Company
Combined
2006 (US$ millions)
Source:  Alcoa analysis; Company filings

Dual headquarters in Montreal and New York
–
Strategic management functions in each city
Significant Canadian Board representation
Alumina and Primary Metals business based in Montreal
–
Would be the largest aluminum company in the World
–
$32.3 billion in total revenue
–
38,000 employees operating in 29 countries
Headquarters of Global Growth group – decision-making
centered in Quebec
Quebec becomes center of aluminum innovation
–
Alcan AP50 carbon smelting technology at the Complexe Jonquiere
–
Alcoa post carbon “inert anode” technology pilot deployment in
Quebec
Increased Commitment to Canada
Corporate
Presence
Global
Business
R&D
Center
Alcoa/Alcan Global Primary Products business headquartered
in Montreal among largest companies by revenue in Canada

Increased Commitment to Canada
British Columbia Quebec
Alcoa
Alcan
Shared
Refinery
Smelter
11 smelters
1 refinery
Upstream in Canada
Potential Investment
•
Saguenay–Lac-Saint-Jean
region:  AP50 pilot first step in
ten-year, $1.8B program
•
Baie Comeau:  $1.2B, 110kMT
expansion and modernization
•
Deschambault:  $1.4B, ~300kMT
expansion
Quebec
•
Kitimat:  $1.8B, 123kMT
expansion and modernization
British Columbia
Source:  Company filings and press releases
Largest private sector investment
program in Quebec history
Montreal

ALCOA

USCAP
United States
Climate Action
Partnership

CORPORATE ACHIEVEMENT
WEC
SUSTAINABLE DEVELOPMENT

Dow Jones
Sustainability Indexes

ALCAN

ALCOA

Shared Commitment to Sustainability
Winner – Alcoa 1996, Alcan 2007 Alcoa – Founding Member 2006
Alcan – Founding Canadian Member 2007
Alcoa – 5 Time Member
Alcan – 4 Time Member
Founded $1 million
Prize for
Sustainability
Founded $9 million
Conservation and
Sustainability Program

Alcoa’s Commitment to Canada Shared History, Shared Values, One Future

In connection with the offer by Alcoa to purchase all of the issued and outstanding common shares of
Alcan (the “Offer”), Alcoa will be filing with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (the “Schedule TO”).  This communication is not a substitute for the Prospectus, the Registration Statement and the Schedule TO
that Alcoa will file with the SEC. ALCAN SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE
URGED TO READ THESE DOCUMENTS, ALL OTHER APPLICABLE DOCUMENTS (AND ANY
AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS), WHEN THEY BECOME AVAILABLE
BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALCOA, ALCAN AND THE
OFFER.  Materials filed with SEC will be available electronically without charge at the SEC’s website,
www.sec.gov. Materials filed with the Canadian securities regulatory authorities also will be available electronically without charge at www.sedar.com.  Materials filed with the SEC or the Canadian securities regulatory authorities may also be obtained without charge at Alcoa’s website, www.Alcoa.com, or by directing a request to Alcoa’s investor relations department at 212 836 2674. In addition, Alcan shareholders may obtain free copies of such materials filed with the SEC or the Canadian securities regulatory authorities by directing a written or oral request to the Information Agent for the Offer,
MacKenzie Partners, Inc., toll-free at (800) 322-2885 (English) or (888) 405-1217 (French).  While the
Offer is being made to all holders of Alcan Common Shares, this communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful.  The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction.  However, Alcoa may, in its sole discretion, take such action as they may deem necessary to extend the Offer in any such jurisdiction.
Where to Find Additional Information

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